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           CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders of Baillie Gifford Funds:

We consent to the incorporation by reference of our report dated February 25, 2005, on the financial statements and financial highlights of the International Equity Fund and the Emerging Markets Fund, as of December 31, 2004, and to the reference of our firm under the headings "Independent Registered Public Accounting Firm" in the Private Placement Memorandum of the Baillie Gifford Funds, and "Investment Advisory and Other Services-Independent Registered Public Accounting Firm" in the Statement of Additional Information of each of the International Equity Fund, Emerging Markets Fund and the EAFE Fund, and "Financial Statements" in the Statement of Additional Information for the International Equity Fund and the Emerging Markets Fund.

KPMG LLP

New York, New York
April 28, 2005